EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Metropolitan Series Fund, Inc.

Post-Effective Amendment Nos. 62 and 64

to the Registration Statement on Form N-1A

SEC File Nos. 2-80751, 811-3618

Ladies and Gentlemen:

On behalf of Metropolitan Series Fund, Inc. (the “Registrant” or the “Fund”) and each series thereof (each, a “Portfolio” and, collectively, the “Portfolios”), if applicable, this letter sets forth responses to oral comments received from Mr. Min Oh of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 22, 2012 with respect to Post-Effective Amendment Nos. 60 and 62 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 7, 2012. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Please confirm whether the Registrant will distribute a Summary Prospectus. If so, please provide a draft of the disclosure required by Rule 498(b)(1)(v) under the Securities Act along with the correspondence filing.

Response: The Registrant confirms that it will distribute a Summary Prospectus for each Portfolio. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below.

For the MetLife Conservative Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio and the MetLife Moderate to Aggressive Allocation Portfolio (collectively, the “Asset Allocation Portfolios”) and the Zenith Equity Portfolio:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April 30, 2012, and the Portfolio’s financial statements for the year ended December 31, 2011, including the notes to the financial statements, the financial highlights and the report of the Portfolio’s independent registered public accounting firm, all of which are included in the Annual Report of the Portfolio, dated December 31, 2011, are all incorporated by reference into this Summary Prospectus. The summary prospectuses, prospectuses and statements of additional information for the investment companies in which the Portfolio invests (the “Underlying Portfolios”) may be obtained in the same manner as you would obtain a copy of the Portfolio’s Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.

For all other Portfolios:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April 30, 2012, and the Portfolio’s financial statements for the year ended December 31, 2011, including the notes to the financial statements, the financial highlights and the report of the Portfolio’s independent registered public accounting firm, all of which are included in the Annual Report of the Portfolio, dated December 31, 2011, are all incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.

2.	Comment: Please confirm that the Registrant will comply with the requirements of General Instruction C(3)(g) of Form N-1A to provide interactive data (XBRL) files.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3.	Comment: On the facing sheet, provide the captions and information for the approximate date of the proposed public offering and description of the securities being offered.

Response: The requested change has been made.

4.	Fees and Expenses Table

(a)	Comment: In the narrative before the Fees and Expenses Table, delete the second sentence, which states “[t]hese fees and expenses are based on the year ended December 31, 2011, and are expressed as a percentage of the Portfolio’s average daily net assets over that period.” If relevant, a footnote can be added to the Other Expenses line item stating that such expenses are estimated for the period ended December 31, 2012. See Instruction 6(a) to Item 3 of Form N-1A.

Response: The Registrant notes that Instruction 1(b) to Item 3 states that a fund “may modify the narrative explanations if the explanation contains comparable information to that shown.” The Registrant has provided the information required by the Form and an explanation of that information containing comparable information. The Registrant respectfully declines to delete the sentence.

(b)	Comment: Please confirm the contractual fee waivers will be reflected in the fee table and provide a footnote only if it will actually reduce total expenses.

Response: The Registrant confirms that contractual fee waivers are reflected in the Portfolios’ fee tables, if applicable, and that related footnotes are provided only if a Portfolio’s total expenses are actually reduced.

(c)	Comment: Please change “Net Operating Expenses” to “Net Operating Expense.”

Response: The Registrant respectfully declines to make the requested change to the format of the fee table because doing so would require a change in the disclosure for over 80 other series that make up the MetLife fund complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the fund complex. The Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

(d)	Comment: With respect to the fee waiver for the Baillie Gifford International Stock Portfolio, the waiver occurs at unique asset levels (e.g., at $156.25 million). Please explain supplementally how this works in practice.

Response: Due to changes in the Baillie Gifford International Stock Portfolio’s subadvisory fee schedule on February 1, 2012, MetLife Advisers, LLC (the “Adviser”) agreed to make corresponding changes to its advisory fee schedule to ensure that the benefits of the new subadvisory fee schedule are generally passed along to shareholders of that Portfolio without changing the Portfolio’s contractual advisory fee rate. Accordingly, due to the structure of the new subadvisory fee schedule, it was necessary for the Adviser to implement the fee waiver schedule as described in the prospectus.

(e)	Comment: For Portfolios that have Acquired Fund Fees and Expenses, please revise the table to include only information required by the Form (i.e., remove “(Underlying Portfolio Fees and Expenses)” from the relevant line item).

Response: Instruction 3(f)(i) of Item 3 of Form N-1A states that “[i]f a Fund uses another term in response to other requirements of this Form to refer to Acquired Funds, it may include that term in parentheses following the subcaption title.” The Registrant refers to investment companies in which a Portfolio invests as an “Underlying Portfolio.” Accordingly, the Registrant respectfully declines to make this change.

(f)	Comment: For those Portfolios that may invest in ETFs or other investment companies, please confirm that Acquired Fund Fees and Expenses have been included in the fee table. In addition, if a Portfolio includes Investment Company and Exchange Traded Fund Risk as a principal risk, please explain the basis for not including an Acquired Fund Fees and Expense line item in the fee table.

Response: The Registrant confirms that each Portfolio’s Acquired Fund Fees and Expenses is included in the fee table in accordance with Form N-1A.

A Portfolio includes “Investment Company and Exchange Traded Fund Risk” if the Portfolio’s subadviser believes that investing in investment companies, exchange-traded funds, or both is a principal investment strategy of that Portfolio, even if that Portfolio did not invest in investment companies during the previous year to the extent that Acquired Fund Fees and Expenses would be required to be included as a separate line item in the fee table.

5.	Comment: Revise the Expense Example to comply with the formatting requirements of Item 3 of Form N-1A (i.e., share classes should be row captions and years should be column captions).

Response: The Registrant respectfully declines to make this change because it believes that the information in the Expense Example is presented in accordance with Form N-1A. Furthermore, a change in the disclosure of the Portfolios in this Registration Statement would require a change in the disclosure for over 80 other series that make up the fund complex to maintain consistency in the disclosures across the complex. The Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

6.	Principal Investment Strategies

(a)	Comment: Please revise the principal investment strategies description in the summary and statutory portions so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus. See for example, BlackRock Diversified Portfolio, which provides a list of security types that the Portfolio may use but the disclosure does not explain how the security types will be employed to pursue its strategy.

Response: The Registrant has provided a description of each Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C(3)(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

(b)	Comment: For those Portfolios that have an 80% investment policy pursuant to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), please include disclosure in the prospectus that such investment policy is not fundamental and provide disclosure relating to the notice provisions required by Rule 35d-1 to change such policy.

Response: The Registrant refers the Staff to the section entitled “Investment Restrictions” in the Registrant’s Statement of Additional Information (“SAI”), which states “[a]ny Portfolio that has adopted a non-fundamental policy to invest 80% of its net assets plus any borrowings for investment purposes in certain securities pursuant to Rule 35d-1(a)(2) or (a)(3) under the 1940 Act will notify shareholders in writing of any material change to such policy at least 60 days prior to any such change.” Form N-1A does not require that such disclosure be included in the prospectus. Accordingly, no changes have been made in response to this comment.

(c)	Comment: For those Portfolios that have a principal investment strategy to invest at least 80% of their assets as denoted by the name “large” “medium” and “small” and define such terms by reference to an index, please confirm that the market capitalization range for such index is included in the principal investment strategies.

Response: The Registrant has confirmed that, in respect of Portfolios that invest at least 80% of their assets in large, mid and small capitalization companies and define such terms by reference to the capitalization range of an index, the market capitalization ranges or similar indicative information of such indexes is disclosed for those Portfolios.

(d)	Comment: For Portfolios that have a principal investment strategy to invest in high yield debt, the first time high yield securities are referenced please use the term “junk bonds.”

Response: The requested change has been made.

(e)	Comment: The principal strategies provided in response to Item 4(a) should align with the principal risks provided in response to Item 4(b). For example, the MetLife Conservative Allocation Portfolio lists mortgage-backed and asset-backed securities risks but these instruments are not referenced in the strategy disclosure.

Response: Item 4(a) of Form N-1A does not require the Registrant to base its principal investment strategies disclosure on the risk disclosure provided in accordance with Item 4(b). In addition, the risk disclosure provided for Item 4(b) for the MetLife Conservative Allocation Portfolio describes the indirect risks associated with investing in the Underlying Portfolios in which the MetLife Conservative Allocation Portfolio invests and is not describing the risks related to a direct investment in the MetLife Conservative Allocation Portfolio. Accordingly, no changes have been made in response to this comment.

(f)	Comment: For each Portfolio that describes investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

Response: The Registrant has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the referenced letter.

7.	Primary Risks

(a)	Comment: Please revise the Primary Risk captions to conform to Items 4 and 9 (i.e., either principal risks or non-principal risks).

Response: The information required to be provided by the Form N-1A has been provided in a clear, concise and accurate manner, and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolios in this Registration Statement would require a change in the disclosure for over 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the portfolio complex. Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

(b)	Comment: Delete the last sentence in the second paragraph under the heading “Primary Risks” which states: “Please note that there are many other circumstances that could adversely affect your investment and prevent the Portfolio from reaching its objective, which are not described here.”

Response: The Registrant respectfully declines to make any changes in response to this comment. There may be certain risks related to an investment in a Portfolio that are not principal risks of investing in that Portfolio, and the Registrant believes that the disclosure specified above is helpful to investors by bringing this to their attention.

(c)	Comment: The summary of principal risks should be based on Item 9(c) disclosure. Please see mortgage dollar roll transactions risks where the summary risk is more detailed than the disclosure that appears in the “Primary Risk” section of the prospectus.

Response: The risk disclosures responsive to Items 4(b) and 9(c) of Form N-1A have been revised, respectively, to read as follows:

Mortgage Dollar Roll Transactions Risk (summary)

Mortgage dollar roll transactions are subject to the risk that the value of the securities the Portfolio is obligated to purchase may decline below the agreed upon purchase price. In addition, the Portfolio may incur higher expenses if its mortgage dollar roll transactions lead to higher portfolio turnover. These transactions also may subject the Portfolio to leveraging risk.

Mortgage Dollar Roll Transactions Risk (full)

Mortgage dollar roll transactions are subject to the risk that the value of the securities the Portfolio is obligated to purchase may decline below the agreed upon purchase price before the purchase is consummated. In addition, the Portfolio may incur higher expenses due to higher portfolio turnover. Mortgage dollar roll transactions may create a form of investment leverage, which may increase the Portfolio’s volatility and may require the Portfolio to liquidate portfolio securities when it may not be advantageous to do so.

(d)	Comment: There are certain securities or investment strategies described in the Portfolios’ principal investment strategies that do not have corresponding risks disclosed as a principal investment risk. See, for example, ADRs, GDRs, and IDRs.

Response: The Registrant respectfully submits that the principal risks of investing in ADRs, GDRs and IDRs are addressed in “Foreign Investment Risk,” which states, among other things, “[i]nvestments in foreign securities, including depositary receipts, tend to be more volatile and less liquid than investments in U.S. securities because, among other things, they involve risks not associated with investing in U.S. securities.” Accordingly, no changes have been made in response to this comment.

(e)	Comment: For those Portfolios that use derivatives, please describe leveraging risk as a primary risk and not as a risk related to the primary risk.

Response: The Registrant respectfully declines to make any changes in response to this comment. Form N-1A requires that the Registrant discuss the principal risk factors of investing in a Portfolio but does not prohibit discussion of other risks associated with investing in the Registrant. The Registrant believes that “Leveraging Risk” is a risk related to a Portfolio’s use of derivatives and is not a principal risk of investing in such Portfolio.

(f)	Comment: For any Portfolios that are non-diversified, please clarify that the non-diversification status allows the portfolio to invest a greater percentage of its assets in a single issuer. See item (4)(b)(1)(iv).

Response: The requested disclosure has been added.

(g)	Comment: Please clarify what is meant by “Related Risks.” Is this section intended to disclose non-principal risks? If they are non-principal risks they should be captioned as non-principal risks.

Response: The Registrant respectfully declines to make any changes in response to this comment. A “related risk” is a risk that is related to the principal risk or risks of investing in a Portfolio but is not itself a principal risk of an investment in that Portfolio. Form N-1A requires that the Registrant discuss the principal risk factors of investing in a Portfolio but does not prohibit discussion of other risks associated with investing in the Registrant, nor does it require the use of specific captions.

8.	Past Performance

(a)	Comment: The second paragraph under the caption “Past Performance” should be deleted in its entirety as it is neither required nor permitted by the form.

Response: The Registrant has reviewed the specified disclosure in the Registration Statement and respectfully submits that such disclosure complies with Form N-1A. The Registrant believes that the specified disclosure provides a brief explanation of how the information in the bar chart illustrates the variability of the Portfolios’ returns and how the Portfolios’ performance compares to a relevant benchmark index in accordance with Item 4(b)(2). Accordingly, the Registrant respectfully declines to make this change.

(b)	Comment: Remove all other disclosure that is not required or permitted by item 4(b), for example past performance of Van Eck comparable funds.

Response: The requested change has been made.

9.	Comment: In the Management section, please remove the cross-references to other parts of the Prospectus and the SAI from the Management descriptions. Cross-references are neither required nor permitted by the form.

Response: The requested change has been made

10.	Comment: Please use the caption required by Item 8 for the section discussing payments to affiliates. Revise the disclosure to address how the conflict created by affiliation and payments for the sale of the Portfolio may influence the recommendation of the Portfolio over other funds by broker-dealers or financial advisers.

Response: Because the Portfolios are sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8, as expressly allowed by that Item, to provide comparable information relevant to the Portfolios. Based on the modified disclosure, the current caption provides a more appropriate description of the actual conflict. The Registrant respectfully declines to make this change.

11.	Information About Management

(a)	Comment: For any Portfolio that is subject to an expense waiver, provide detail of how that waiver ties back to the annual operating expenses discussed in the Fee Table.

Response: The Registrant has confirmed that for those Portfolios that are subject to fee waivers or expense limitation arrangements, such waivers or limitations are fully described in accordance with Form N-1A. Accordingly, the Registrant respectfully declines to make this change.

(b)	Comment: Provide all the information for the portfolio managers required under Item 5(b) (e.g., length of service with Portfolio or adviser). Make clear in the disclosure the portfolio managers’ employer and for how long they have been with that employer.

Response: The Registrant has reviewed the disclosure and has made certain changes to the disclosure where appropriate.

(c)	Comment: In the Expense Limitation Agreement section of the Asset Allocation Portfolios, specifically disclose the time period for which the Portfolio may reimburse the Adviser for expenses waived. If the period is over 3 years, please explain the basis therefor.

Response: The Registrant respectfully refers the Staff to the last sentence of the section entitled “Expense Limitation Agreement,” which states “The Portfolio is not obligated to repay such expenses more than five years after the end of the fiscal year in which the expenses were incurred.” The Portfolios have historically used the five-year time frame based on their consultations with their independent auditors.

12.	Sale and Purchase of Shares

(a)	Comment: Please expand on the description of how shares are purchased and redeemed in the context of a variable contract.

Response: The requested change has been made.

(b)	Comment: In the description of Risks Associated With Market Timing, for those securities described as vulnerable to market timing, explain whether the particular Portfolio may invest in such securities as part of its principal investment strategy.

Response: The Registrant respectfully declines to make the requested change, as the description of the market timing risk provides sufficient information to investors. The Registrant has provided information about the securities in which a Portfolio invests in the principal investment strategies descriptions that will allow an investor to determine whether a particular Portfolio invests in securities that may be more susceptible to market timing.

(c)	Comment: In the section entitled “Share Valuation and Pricing,” provide disclosure regarding any national, local or regional holidays when shares will not be priced, as required under Item 11(a)(3) of Form N-1A.

Response: The following statement has been added: “The Portfolio’s shares will not be priced on days on which the NYSE is closed for trading.”

Statement of Additional Information

13.	Disclosure of Portfolio Holdings

(a)	Comment: For each person or entity that receives portfolio holdings disclosure, disclose the frequency that they get the information and the length of lag, if any, between the date of the information and the date on which the information is disclosed. See Item 15(f)(1)(iii).

Response: The requested changes have been made. The following disclosure has been added to the relevant section (see italicized text):

In accordance with the aforementioned procedures, MetLife Advisers, the subadvisers and/or their affiliates disclose the Fund’s portfolio holdings information on a confidential basis to various service providers and other organizations. Some of these entities may receive the Fund’s portfolio holdings information as frequently as daily, while others may receive such information on a monthly, quarterly or semi-annual basis. The length of time between the date of the Fund’s portfolio holdings information and the date on which it is disclosed to service providers and other organizations will depend on various factors, such as the frequency of disclosure. Entities that receive portfolio holdings information on a daily basis would experience no lag between the date of the portfolio holdings information and the date of disclosure, while entities receiving such information on a less frequent basis generally will experience a lag of a few days up to a few months.

(b)	Comment: On page 76, second to last paragraph, clarify whether employees who receive the information, in addition to having a duty of loyalty, also have a duty not to trade on non-public information that they receive. The staff expects that they have the same duty as vendors that regularly receive non-public disclosure.

Response: The requested change has been made. The following disclosure has been added to the relevant section (see italicized text):

Dissemination of a Portfolio’s nonpublic portfolio holdings information to Metropolitan Life Insurance Company (“MetLife”) enterprise employees is limited to persons who are subject to a duty to keep such information confidential and who need to receive the information as part of their duties and who have a duty not to trade on any nonpublic portfolio information that they receive.

14.	Comment: Please confirm with the Staff that the proposals presented to the shareholders of the Registrant at the meeting held on February 24th were approved and confirm that appropriate changes will be made to disclosure in the SAI.

Response: Registrant confirms that the proposals noted in this comment were approved by shareholders on February 24, 2012 and that appropriate changes have been made to the Registration Statement.

15.	Comment: Please revise the table with the Trustees’ ownership in the Portfolios to conform to the format described under Item 17(b)(4) of Form N-1A. The valuation ranges should be included in the table.

Response: The requested change has been made.

16.	Comment: Please revise the table of the compensation paid to Trustees to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

Response: The Trustee compensation table has been revised as requested, but as no Trustees receive pension or retirement benefits, the columns related thereto do not provide any information to investors and therefore have not been added.

17.	Comment: In the section describing the Administrator, please provide the total dollars that were paid to the Administrator for the last 3 years, as required under Item 19(d).

Response: The Adviser has historically served as both the Fund’s Adviser and administrator and has received an aggregate fee from the Fund for providing both advisory and administrative services to the Portfolios. Accordingly, a separate administration fee has not been paid historically.

18.	Comment: Please provide the location of the transfer agent.

Response: The requested change has been made.

19.	Comment: In Part C, based on Instruction 1 to Item 29 of Form N-1A, please provide more details about the relationship of each company identified to the Fund, as well as to each other.

Response: Disclosure has been added that describes the relationship of each company identified to the Registrant, as well as to each other.

20.	Comment: Provide all applicable indemnification disclosure required by Item 30.

Response: The requested disclosure has been added.

21.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the Staff’s comments are included herewith.

The Registrant acknowledges that:

1. it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3. the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *

Any questions or comments with respect to this filing may be directed to the undersigned at (617) 578-4036.

Sincerely,

/s/ Michael P. Lawlor

Michael P. Lawlor